ZAB_Exhibit 99.2 (MDA June 30 2007) Form 6K August 15 2007

Form 51-102F1

ZAB RESOURCES INC.

(formerly Bronx Ventures Inc.)

Management’s Discussion & Analysis

unaudited Interim Financial Statements for the

Six Months ended June 30, 2007

The following discussion and analysis of the financial position and results of operations for ZAB RESOURCES INC. (formerly Bronx Ventures Inc.) (the “Company” or “Zab”) should be read in conjunction with the unaudited interim financial statements and the notes therto for the six month period ended June 30, 2007 and the audited financial statements and the notes for the years ended December 31, 2006 and 2005 and which are prepared in accordance with Canadian generally accepted accounting principals.  The unaudited interim financial statements and notes thereto have not been reviewed by the Company’s Auditor.  The following Management’s Discussion and Analysis have not been reviewed by the Company’s Auditor.

The following information is prepared as at August 15, 2007

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management.  Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied.  Readers are therefore cautioned not to place reliance on any forward-looking statement.

The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Description of Business

The Company is a junior mineral exploration company.

Zab is a reporting issuer in the Provinces of British Columbia, Alberta and Quebec and files all public documents, including an AIF in its alternate form, on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K.  The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s filings.

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the six month period ended June 30, 2007

Results of Operations

As of January 17, 2005, Lucky 1 Enterprises Inc., changed its name to Bronx Ventures Inc., its capital stock was consolidated on the basis of 35 (old) common shares for 1 (new) common share and its authorized capital stock has been increased to an unlimited number of common shares and an unlimited number of preferred shares, in each case without nominal or par value.

Effective at the opening of business on January 24, 2005, the common shares of Lucky 1 Enterprises Inc. were de-listed from trading on the OTC Bulletin Board in the USA and the common shares of Bronx Ventures Inc. commenced trading on the OTC Bulletin Board under the trading symbol “BRXVF”.

On March 19, 2007, the Company changed its name to Zab Resources Inc. and the Company’s capital stock was subdivided on a 1 (old) share for 50 (new) shares basis.  As a result, the shares of Bronx Ventures Inc. were delisted from trading and the shares of Zab Resources Inc. commenced trading on the OTC Bulletin Board in the USA under the trading symbol “ZABRF” on March 22, 2007.

All common shares and per share amounts have been restated to give retroactive effect to the 1:50 share subdivision, which took effect on March 19, 2007 and, the 35:1 share consolidation, which took effect on January 17, 2005.

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party (the “Optionor”) in respect to certain mineral claims, which are situated in the Kamloops Mining Division in the Province of British Columbia (the “Extra High Property”).  Pursuant to the terms of the Option Agreement, the Company has the right to acquire a 100% interest in the Extra High Property, subject to a 1½% net smelter returns royalty, by making staged cash payments totalling $150,000 and incurring exploration expenditures on the Extra High Property totalling $500,000 over a period of three years.  Upon the Company earning a 100% interest in the Extra High Property, the Company may at any time purchase 50% of the net smelter returns royalty by paying to the Optionor the sum of $500,000 leaving the Optionor with a 0.75% net smelter returns royalty.  In the spring of 2004, the Company commissioned an independent review of the Extra High Property by Erik Ostensoe, P. Geo., who prepared a report, dated the 22nd day of April, 2004 titled “National Policy 43-101 Report, Extra High Mineral Property, Kamloops Mining Division, British Columbia”.  This report has been filed on www.Sedar.com by the Company.  On September 12, 2006, the Company and the Optionor amended the Option Agreement by entering into an Amending Agreement whereby the Company was granted an extension period until June 26, 2007 to make the balance of cash payments to the Optionor and incur the remaining exploration expenditures on the Extra High Property.  The Company and the Optionor further amended the Property Option Agreement and entered into an Amending Agreement on April 16, 2007 with respect to the Extra High Property, whereby the Company was required to and has made a cash payment of $60,000 to the Optionor thereby earning a 100% undivided interest in the Extra High Property, subject to a 1.5% net smelter returns royalty payable to the Optionor.

On September 8, 2006, the Company entered into an Option Agreement with Colt Capital Corp. (“Colt”), a related company, whereby Colt had the right to acquire a 50% undivided interest, subject to a 1.5 % net smelter returns royalty, payable to an arm’s length party, in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments to the Company totaling $133,770 by no later than March 26, 2007.  On October 31, 2006, Colt and the Company entered into a Second Amending Agreement whereby the date for incurring exploration expenditures and making the cash payment was extended to June 26, 2007.  On June 14, 2007, the Company entered into a Third Amending Agreement with Colt with respect to the Extra High Property whereby the parties amended the September 8, 2006 Option Agreement, the First Amending Agreement and the Second Amending Agreement.  Pursuant to the Third Amending Agreement, Colt paid Canadian $60,000 to the Company and exercised the Option granted by the September 8, 2006 Option Agreement thereby acquiring a 34% right, title and interest in the Extra High Property, subject only to the 1.5 % net smelter returns royalty payable to the arm’s length party.  As a result of the Third Amending Agreement, the September 8, 2006 Option Agreement was terminated, and Colt and the Company are deemed to have entered into a joint venture for the purposes of further exploration and development of the Extra High Property.  If any party’s interest is diluted to less than a 10%

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Interim MD&A Form 51-102F1

June 30, 2007 (and up to August 15, 2007)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the six month period ended June 30, 2007

interest, then that party’s interest will be deemed to have been forever converted into a 0.5% (one half of one percent) net smelter returns royalty (the “JV NSR Royalty”).  As of the six month period ended June 30, 2007, Colt has made cash payments totaling $193,770 to the Company and has not incurred any exploration expenditures on the Extra High Property.

Commencing in May, 2005 and up to December, 2005, the Company conducted its exploration program on the Company’s Extra High Property.  The exploration program consisted of soil sampling, geological mapping, trenching and diamond drilling.  A total of 1,874.3 metres of NQ diamond drilling and 455 lineal metres of trenching were completed while 194 soil samples were collected over 4 areas on the Extra High Mineral Property.  The exploration work program was conducted by, and was under the direct supervision of, J.W. Murton, P. Eng, a qualified person as defined by National Instrument 43-101.  Mr. J.W. Murton is a director of the Company.  Mr. J. W. Murton has recommended a two phase exploration program on the Extra High Mineral Property due to the positive results obtained from the 2005 exploration program  Mr. J. W. Murton has prepared for the Company a Technical Report (NI 43-101) on the Extra High Property (2005 Exploration Program) dated February 28, 2006 which has been filed by the Company on www.Sedar.com , and on the Company’s Corporate Website, www.zabresources.com .  For further particulars about the Extra High Mineral Property and the 2005 Exploration Program, please visit either www.sedar.com or www.zabresources.com .

As at June 30, 2007, the actual amount spent on the Extra High Property since acquisition totals $438,426 which consists of $150,000 in cash payments made to the Optionor, $13,949 in respect to cash payments for staking, assessment and miscellaneous costs, and $274,477 of exploration related expenditures incurred since acquisition.

1)

Mt. Blunt Property (formerly Blunt Mountain Property)

The original Blunt Mountain property that had been acquired in 2006 was allowed to lapse on the anniversary dates in April and May of 2007.  A decision was made to re-stake a portion of the original property and was acquired for a total cost of $1,322.  The new name for the claims and property is Mt. Blunt.  The Mt. Blunt property now consists of 8 Mineral Tenures totaling 3,304 hectares located in the Omineca Mining Division of B.C.

2)

The Whiteman Property

The Whiteman Property consists of 5 Mineral Tenures totaling 1,736.825 hectares located on Whiteman Creek in the Vernon Mining Division, 25 km south west from Vernon British Columbia. The size of the block is roughly 3.5 km x 4.5 km and equals 17.37 square km. Elevations range from 800m - 1600m. The center of the property is 5564000N, 314000E.  The acquisition cost for the Whiteman property was $695 and the Company spent $4,162 in exploration related expenses for a total of $4,857.  At year-end, this amount was written off.  The Company followed up with Mr. J. W. Murton’s recommendation and allowed the claims to lapse on May 12, 2007.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by Las Vegas and the Company.  Las Vegas was the operator of the three card games software and marketed the three card games.  Prior to May 6, 2006, Las Vegas received 60% of all revenues that were generated from the operation of the three card games software and the Company received 40%.  On May 5, 2006, the Company sold its interest in the three card games software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of Las Vegas at a deemed price of $0.36 per share as valued by an independent third party, for a total amount of $2,401,200.  The 6,670,000 common shares of Las Vegas which have been issued to the Company were restricted from trading until May 1, 2007.  As a result of this sale, the Company will no longer receive any revenues whatsoever from Las Vegas with respect to the three card games software.  The carrying value of these shares at June 30, 2007 is at their quoted market value of $1,167,250.

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Interim MD&A Form 51-102F1

June 30, 2007 (and up to August 15, 2007)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the six month period ended June 30, 2007

For the six month period ended June 30, 2007, the Company recorded Revenue of $0 as compared to $219,160 for the same period in 2006 which was generated from the Company’s former investment in the three card games software.  The interest income was $321 as compared to $58 for the same period during 2006 reflecting an increase in cash balances in the bank.  The loss before other items was $(260,026) as compared to $(65,223) for the same period in 2006 due to the fact that after the sale of the Company’s former investment in the three card games software, the Company no longer has any source of revenues.  Items which contributed to an increase in operating expenses were Legal, Regulatory and transfer fees, Rent, Shareholder communication and Office & miscellaneous.

During the six month period ended June 30, 2007, the Company recorded a Net Loss of $(301,867) as compared to a net gain of $1,282,415 for the corresponding period in 2006 as a result of the writing down of marketable securities and the gain on the sale of the three card games software.   The basic and diluted loss per common share was $(0.01) as compared to earnings of $0.07 per common share during the same period in 2006.  The Company’s total assets were $1,675,441 as compared to $2,167,364 for the same period in 2006 which comprises cash and term deposits, accounts receivable, marketable securities, Mineral Properties, Reclamation Deposit and Furniture and Equipment. Total Assets for the six month period ended June 30, 2007 decreased mainly due to the decrease in the carrying value of marketable securities.

For the six month period ended June 30, 2007, the Company had a working capital of $1,323,209 as compared to a working capital of $1,730,837in the same period of 2006.

For the six month period ended June 30, 2007, the weighted average number of common shares was 22,205,300 as compared to 18,935,550 for the corresponding period in 2006.

The Company is presently not a party to any legal proceedings whatsoever.

Second Quarter, (June 30, 2007)

During the three month [second quarter] period ended June 30, 2007, the Company had a net loss of $(464,671) or $(0.02) per share as compared to a net gain of $1,262,759 or $0.07 per share for the same three month [second quarter] period ended June 30, 2006.

Operating costs were $136,731 as compared to $156,174 for the same period in 2006.

During the quarterly period ended June 30, 2007 the Company did not have any revenues (2006:$72,856) as a result of the sale of the Company’s former investment in the three card games software.   Items which contributed to an increase in operating expenses were Amortization, Finance, interest and foreign exchange, Legal, Regulatory and transfer fees, Rent and Shareholder communication.

Risks related to our Business

The Company, and the Securities of the Company, should be considered a highly speculative investment.  The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities.

From time to time the Company has acquired, for investment purposes, securities of public companies.  The Company is exposed to significant market risk with respect to these securities and there are no assurances whatsoever that the Company will recover its investment in these securities.

On May 5, 2006,  the Company sold its interest in the three card games software to Las Vegas, a related company, for a consideration of 6,670,000 common shares of Las Vegas.  As a result of this sale, the Company will no longer be entitled to receive any revenues whatsoever from the three card games software.

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Interim MD&A Form 51-102F1

June 30, 2007 (and up to August 15, 2007)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the six month period ended June 30, 2007

The Company has recently ceased generating revenues on a regular basis and will not generate any revenues in the foreseeable future.  Should the Company at a future date generate any revenues, then the Company intends to retain its earnings in order to finance further growth.  Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.

In respect to the Company’s Mineral Exploration Properties, the exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid.  The price of metals has fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods.  The effect of these factors on the price of metals, and therefore the economic viability of the Company’s mineral exploration properties cannot be accurately predicted.  Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its mineral exploration properties.  A drop in the availability of equity financings will likely impede spending on mineral properties.  As a result of all these significant risks, it is quite possible that the Company may lose all its investments in the Company’s mineral properties.

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended June 30, 2007:

For the Quarterly Periods ended:	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006
Total Revenues	$0	0	0	0
Gain / (loss) before other items	(136,500)	(123,616)	(158,982)	(127,194)
Gain / (loss) per common share before other items	(0.01)	(0.01)	(0.00)	(0.01)
Fully diluted gain / (loss) per common share before other items	**n/a	**n/a	**n/a	**n/a
Net gain / (loss) for the period	(464,671)	162,804	(187,460)	(127,249)
Basic net gain / (loss) per share	(0.02)	0.01	(0.00)	(0.01)
Diluted net gain / (loss) per share	**n/a	0.01	**n/a	**n/a

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Interim MD&A Form 51-102F1

June 30, 2007 (and up to August 15, 2007)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the six month period ended June 30, 2007

For the Quarterly Periods ended:	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
Total Revenues	$72,856	146,304	135,348	131,768
Gain / (loss) before other items	(83,318)	18,037	(5,404)	42,662
Gain / (loss) per common share before other items	(0.00)	0.00	(0.00)	0.00
Fully diluted gain / (loss) per common share before other items	**n/a	0.00	**n/a	0.00
Net gain / (loss) for the period	1,262,759	19,656	(61,678)	42,661
Basic net gain / (loss) per share	0.07	0.00	(0.00)	0.00
Diluted net gain / (loss) per share	0.06	0.00	** n/a	0.00

Note: Gain (loss) per common share calculations in the above tables are based on the number of shares outstanding for the periods and which have been restated to give retroactive effect to the 35:1 share consolidation and to the 1:50 forward split described in Results of Operations on page 3 of this document and in note 1 to the unaudited Interim Financial Statements for the six month period ended June 30, 2007 and 2006 and not on the weighted average number of shares outstanding (Canadian GAAP) as shown in the Statements of Operations and Deficit for the above mentioned periods.

**The diluted loss per share calculations are not reflected as the effect would have been anti-dilutive.

The Company’s business is not of a seasonal nature.

Liquidity and Capital Resources

During 2007, the Company shall require at least $500,000 so as to conduct its operations uninterruptedly.  In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans.  In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

Pursuant to the Option Agreement dated September 8, 2006, as further amended, with Colt, a related party, the Company has received $193,770 as of June 30, 2007.

During 2005 and 2006 the Company acquired, through Private Placement financings, an aggregate of 2,500,000 shares in the capital of Colt, a related party.  During the six months ended June 30, 2007, the Company sold all 2,500,000 shares of Colt and realized a gain of $49,011.

The Company has issued warrants to acquire common shares of the Company, at certain prices, to various parties.  Should any outstanding warrants be exercised by any party, then any funds received by the Company shall be used for Canadian Exploration Related Expenditures.  However, there are no assurances whatsoever that any warrants will be exercised before their respective expiry dates.  During the year ended December 31, 2006, 1,200,000 share purchase warrants were issued at $0.05 per share expiring on December 31, 2007.  During the six month period ended June 30, 2007, a warrant holder exercised 300,000 flow-through warrant shares at an exercise price of $0.05 per flow-through common share for total proceeds to the Company of $15,000.

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Interim MD&A Form 51-102F1

June 30, 2007 (and up to August 15, 2007)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the six month period ended June 30, 2007

During the six month period ended June 30, 2007, 4,456,060 stock options were granted to Directors, Officers, Employees and Consultants on June 15, 2007 which have a term of 4 years and are exercisable at Cdn $0.05 per common share.  If any stock options are exercised in the future, then any funds received by the Company from the exercising of stock options shall be used for general working capital purposes.  However, there are no assurances whatsoever that any stock options will be exercised before their expiry.

As at June 30, 2007, the Company had $77,050 in cash and term deposits as compared to $36,747 for the six month period ended June 30, 2006 (December 31, 2006: $57,144).  Working capital as at June 30, 2007 was $1,323,209 as compared to a working capital of $1,730,837 for the six month period ended June 30, 2006 (December 31, 2006: $1,543,590).  Marketable securities as at June 30, 2007 were $1,323,701 as compared to $1,735,983 for the six month period ended June 30, 2006 (December 31, 2006: $1,575,498).  As at June 30, 2007 the market value of the marketable securities was $1,323,701 as compared to $1,735,983 for the six month period ended June 30, 2006 (December 31, 2006: $1,575,498).  Accounts receivable as at June 30, 2007 was $8,985 as compared to $4,438 for the six month period ended June 30, 2006 (December 31, 2006: $1,436); Receivable from related parties as at June 30, 2007 was $0 as compared to $1,754 for the six month period ended June 30, 2006 (December 31, 2006:  $5,196).

As at June 30, 2007, the total assets of the Company were $1,675,441 as compared to $2,167,364 for the corresponding period of 2006 (December 31, 2006: $1,971,465) and as at June 30, 2007 total liabilities were $86,527 as compared to $48,812 for the corresponding period of 2006 (December 31, 2006: $95,684).

During the six month period ended June 30, 2007, a net loss of $(301,867) was realized as compared to a net income of 1,282,415 for the corresponding period in 2006 (December 31, 2006: $). This was mainly attributable to the sale of the Company’s investment in the three card games software to Las Vegas, a related party and, the writing down of Marketable Securities.

Trends

Due to global demand, prices of metals have appreciated significantly during the last few years.  It is generally expected that the worldwide demand for metals will continue for the foreseeable future.  Should this trend continue, it is expected that mineral prospects of merit will be more difficult and expensive to acquire and the services of technically competent people will be more difficult to obtain.

Related Party Transactions

The Company shares office space with Las Vegas from Home.com Entertainment Inc., (“Las Vegas”), a company related by common management, officers and certain directors.  Effective as of March 1, 2007, Las Vegas invoices the Company $1,500 per month plus G.S.T. for providing office space, telephone and photocopy services, office supplies, reception, accounting, secretarial and other miscellaneous services for as long as such services are required by the Company.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas, a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by Las Vegas and the Company.  Las Vegas was the operator of the three card games software and marketed the three card games.  Prior to May 6, 2006, Las Vegas received 60% of all revenues that were generated from the operation of the three card games software and the Company received 40%.  For the six month period ended June 30,, 2007, the Company’s share of revenues from the three card games software was $0 as compared to $219,160 for the corresponding period in 2006.  On May 5, 2006, the Company sold its interest in the three card games software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of Las Vegas at a deemed price of $0.36 per share as valued by an independent third party for a total amount of $2,401,200.  The 6,670,000 common shares of Las Vegas which have been issued to the Company were restricted from trading until May 1, 2007.  As a result of this sale, the Company will no longer receive any revenues whatsoever from Las Vegas with respect to the three card games software.  The Company intends to sell all of its Las Vegas securities in an orderly manner by December 31, 2007.

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Interim MD&A Form 51-102F1

June 30, 2007 (and up to August 15, 2007)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the six month period ended June 30, 2007

During the six month period ended June 30, 2007, the company sold 22,000 Las Vegas securities for total net proceeds of $4,400.

Pursuant to the New Management Services Agreement dated November 1, 2001, as amended on August 18, 2003 and on July 31, 2005, the aggregate amount of payments made for Management Fees totaled $180,000 during the six month period ended June 30, 2007 (2006: $180,000) and was paid to Kalpakian Bros. of B.C. Ltd., (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company.  The New Management Services Agreement expires in October, 2007 and is renewable on an annual basis and may be terminated by either party by giving three months notice in writing.

The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent Directors for an aggregate monthly amount of $2,501 plus G.S.T.  Effective as of June 30, 2007, the Company and the two Directors agreed to terminate the aforementioned arrangement. As of June 30, 2007 an aggregate amount of $37,166 in Directors’ fees remained payable to the two Directors (the “Debt”).  The two Directors and the Company entered into respective Share for Debt Settlement Agreements on July 12, 2007 and the Company issued an aggregate of 743,320 common shares at a deemed price of $0.05 per share as full and final settlement of the Debt.

The Company has hired the services of J.W. Murton & Associates to provide geological services.  J.W. Murton & Associates is a private company owned by a Director of the Company.  For the six month period ended June 30, 2007, the Company has paid the sum of $2,311 (2006: $$31,850) plus G.S.T. to J. W. Murton & Associates.

On September 8, 2006, the Company entered into an Option Agreement with Colt Capital Corp. (“Colt”), a related company, whereby Colt had the right to acquire a 50% undivided interest, subject to a 1.5 % net smelter returns royalty, payable to an arm’s length party, in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments to the Company totaling $133,770 by no later than March 26, 2007.  On October 31, 2006, Colt and the Company entered into a Second Amending Agreement whereby the date for incurring exploration expenditures and making the cash payment was extended to June 26, 2007.  On June 14, 2007, the Company entered into a Third Amending Agreement with Colt with respect to the Extra High Property whereby the parties amended the September 8, 2006 Option Agreement, the First Amending Agreement and the Second Amending Agreement.  Pursuant to the Third Amending Agreement, Colt paid Canadian $60,000 to the Company and exercised the Option granted by the September 8, 2006 Option Agreement thereby acquiring a 34% right, title and interest in the Extra High Property, subject only to the 1.5 % net smelter returns royalty payable to the arm’s length party.  As a result of the Third Amending Agreement, the September 8, 2006 Option Agreement was terminated, and Colt and the Company are deemed to have entered into a joint venture for the purposes of further exploration and development of the Extra High Property.  If any party’s interest is diluted to less than a 10% interest, then that party’s interest will be deemed to have been forever converted into a 0.5% (one half of one percent) net smelter returns royalty (the “JV NSR Royalty”).  As of the six month period ended June 30, 2007, Colt has made cash payments totaling $193,770 to the Company and has not incurred any exploration expenditures on the Extra High Property.

On December 22, 2006, the Company entered into Private Placement Flow-Through Financing Agreements with two individuals, one of which is a director of the Company, for the purchase of 1,200,000 flow-through share units at the purchase price of $0.05 per unit.  Each unit consists of common shares (the “flow-through shares”) of the Company that will be a “flow-through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “flow-through warrant shares”) at a price of $0.05 per flow-through warrant share for a period of twelve months.  All common shares and non-transferable warrants of the Company pursuant to this private placement financing have been issued.  On March 5, 2007, 300,000 flow-through share warrants were exercised by a director at $0.05 per share for total proceeds to the Company of $15,000.

Changes in Accounting Policies

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Interim MD&A Form 51-102F1

June 30, 2007 (and up to August 15, 2007)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the six month period ended June 30, 2007

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of stock based compensation, including stock options.  Previously, the Company did not record any compensation cost on the granting of stock options to employees, officers, directors and consultants, as the exercise price was equal to or greater than the market price at the date of the grants.  Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

Financial Instruments and other instruments

The fair values of cash and term deposits, amounts receivable from related parties, accounts payable and accruals and amounts payable to related parties are assumed to approximate their carrying amounts because of their short term to maturity.  The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.  The Company is not exposed to significant credit risks with respect to its cash and cash held on behalf of related party because the funds are held in a recognized financial institution.

Marketable securities are valued at market at the balance sheet date.  The Company is exposed to significant market risk with respect to marketable securities.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Company’s Interim (unaudited) Financial Statements of Operations and Deficit for the six months ended June 30, 2007.

Disclosure over Internal Controls

There have been no significant changes to the Company’s internal control environment during the six months ended June 30, 2007 that would have materially affected the Company’s internal controls over financial reporting.

Capital Stock

Authorized share capital:

Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share Data as of August 15, 2007	No. of Common Shares	No. of Preferred Shares	Exercise Price	Expiry Date
Issued and Outstanding	23,023,620	Nil	N/A	N/A
Stock Options	4,456,060	Nil	Cdn$0.05	June 15, 2011
Warrants	900,000	Nil	Cdn$0.05	December 30/07
Fully Diluted as at August 15, 2007	28,379,680	Nil	N/A	N/A

Subsequent Events

There have been no subsequent events.

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Interim MD&A Form 51-102F1

June 30, 2007 (and up to August 15, 2007)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the six month period ended June 30, 2007

Outlook

Management’s efforts are directed towards pursuing opportunities of merit in the mineral exploration sector for the Company.

During 2007 the Company intends to initiate a listing of the Company’s common shares on the CNQ.  There are no assurances that a listing will eventually materialize.  If and when the Company’s common shares are listed for trading on the CNQ, then the Company’s common shares shall be dually listed on the CNQ in Canada and on the OTC Bulletin Board in the United States at which time it is anticipated that liquidity in the trading of the Company’s common shares shall increase from its current levels, hopefully resulting in new opportunities for the Company.

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Interim MD&A Form 51-102F1

June 30, 2007 (and up to August 15, 2007)